Exhibit 99.1

PRESS RELEASE

941583

AEGON COMPLETES SALE OF EUROPEAN TRAILER LEASING BUSINESS

The Hague, May 4, 2005 - AEGON N.V. today announced that it has completed the sale of its European trailer leasing business to Goldman Sachs and Cerberus Capital Management, which was announced on February 16, 2005.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & investors	+31 70 344 83 05
Media	+31 70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & investors	+1 877 548 9668 (Toll free) / +1 410 576 4577
Media	+1 410 576 4526
E-mail	ir@aegonusa.com

Website: www.aegon.com